[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 9, 2015

VIA EDGAR
David L. Orlic, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Furmanite Corporation
Preliminary Proxy Statement on Schedule 14A
Filed February 27, 2015
File No. 001-05083

Dear Mr. Orlic:
On behalf of our client, Furmanite Corporation (the "Company"), we are providing the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter, dated March 6, 2015, with respect to the Schedule 14A referenced above (the "Preliminary Proxy Statement").

For the Staff's convenience, the text of each of the Staff's comments is set forth below in bold, followed by the Company's response.  Any term not otherwise defined in this letter shall have the meaning set forth in the Preliminary Proxy Statement.
General
1.
We understand that section 23 of the company's rights agreement prevents any directors of the company other than those who were directors as of the adoption of the agreement (or their designated successors) from redeeming the rights in certain circumstances.  If true, please tell us what consideration was given to disclosing (a) the company's view as to whether the new board of directors would be prohibited from redeeming the rights if Mustang Capital is successful in its solicitation and (b) the substance of the complaint filed in Delaware court relating to this provision.

Response: The Company respectfully informs the Staff that, on March 4, 2015, the Company's board of directors took action to accelerate the expiration date of the rights issued under the rights agreement to the close of business on March 6, 2015, effectively terminating the rights as of such date.  This action has been disclosed to the Company's stockholders in a Current Report on Form 8-K filed on March 9, 2015. As a result of this action, the Company does not believe that any further disclosure regarding the rights agreement or the above-referenced litigation would be helpful to the Company's stockholders or is required to be included in the Company's proxy materials.

Background of the Solicitation, page 6
2.
We understand that Mr. Linnartz, a principal of Mustang Capital, has, in the past, formally requested a seat on the company's board of directors. If true, please tell us what consideration was given to disclosing any discussions on this topic between the company, on one hand, and Mr. Linnartz and/or Mustang Capital and its affiliates on the other.

Response:  The Company respectfully advises the Staff that, to its knowledge, no formal discussions on the topic of Mr. Linnartz becoming a director of the Company have been held between Mr. Linnartz and the nominating and corporate governance committee of the Company's board of directors.  The Company is aware that Mr. Linnartz previously engaged in informal discussions regarding the possibility of his becoming a director of the Company with the Company's former Chief Executive Officer (who was also Chairman of the Board of Directors at that time) and also submitted a letter to the former Chief Executive Officer requesting consideration for a seat on the Company's board.

Such request, however, was not communicated to the nominating and governance committee of the board of directors at the time it was made, and the Company cannot reasonably verify the details of any other such discussions between the former Chief Executive Officer and Mr. Linnartz.

The Company proposes adding the following disclosure to the Background of the Solicitation section of the Preliminary Proxy Statement in order to provide the Company's stockholders with such information as the Company is able to verify regarding such past contacts:

Between 2012 and 2014, the Company believes that Mr. Linnartz met and/or had informal discussions with the Company's former Chief Executive Officer (who was also Chairman of the Board of Directors at that time) on a number of occasions.  As part of this dialogue, the Company understands that Mr. Linnartz submitted a letter requesting consideration for a seat on the Company's board of directors in May 2012.

* * *

In response to your request, the Company acknowledges that:

	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1309.

Very truly yours,
/s/ David A. Katz
David A. Katz

cc:	William F. Fry, Esq., Furmanite Corporation
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz